Exhibit 10.1

January 3, 2007

Dennis Assad

503 Main Street, Unit 2

Amesbury, MA 01913

Dear Dennis:

This letter confirms your separation from employment with UniFirst Corporation (the "Company"), and proposes an agreement between you and the Company.

If you agree to the terms of this Agreement, you acknowledge that you are entering into this Agreement voluntarily. It is customary in employment separation agreements for the departing employee to release the employer from any possible claims, even if the employer believes, as is the case here, that no such claims exist. Neither the Company nor you want your employment relationship to end with a legal dispute. By entering into this Agreement, you understand that the Company is not admitting in any way that it violated any legal obligation that it owed to you.

With those understandings, you and the Company agree as follows:

1.	Termination of Employment

This confirms that your employment with the Company terminated effective January 1, 2007 (the "Termination Date").

You further confirm that you have resigned from any and all other positions that you hold with the Company as an officer, director or otherwise effective on the Termination Date. You further confirm that you have resigned from any and all positions that you hold with any affiliate of the Company, including, without limitation, any employee benefit plan, effective on the Termination Date.

2.	Severance Benefits

(a)           Severance Pay. The Company shall pay you severance pay of $699,387.00 gross ("Severance Pay") consisting of gross payments of $233,129.00 per calendar year, for the years 2007 through 2009, paid to you as follows: (a) in 2007, your severance will begin with a payment of $135,992.00 in July, 2007 with the remaining $97,137.00 paid to you in each succeeding month (August-December) in 2007 in equal payments of $19,427.00, and; (b) in 2008 and in 2009, you will be paid $19,427.00 each month commencing with a payment in January, 2008 and ending with a final payment in December, 2009 with said pay period ending December 31, 2009 (the "Severance Pay Period"). In each month, the Company shall pay you Severance Pay on its regular payroll dates applicable to your final position as Senior VP Sales and Marketing ("Last-Held Position") with the Company but at intervals no longer than once per month, as described above. On the Effective Date, the Company will pay you for your accrued vacation, in the amount of $22,203.84 gross pay.

(b)         Health Insurance. Your rights and obligations under COBRA will be explained in a separate letter to you describing your medical and dental insurance continuation rights under COBRA. To continue your medical and dental insurance coverage, you must elect COBRA continuation coverage following the Termination Date. If you elect COBRA continuation coverage and provided that you and your beneficiaries remain eligible for COBRA continuation coverage, the Company shall continue to pay for medical and dental insurance premiums for coverage of you and your beneficiaries to the same extent as if you had remained employed during the period you are eligible for COBRA benefits ("Company COBRA Contribution"). You will be responsible for the remaining portion of such coverage as if you remained employed. Notwithstanding the above, and to satisfy the requirements of IRS Code Section 409A, in the first six months of your COBRA coverage, you will pay the entire cost of the coverage and then in month seven (July, 2007) the Company will pay you a lump sum payment to reimburse you for the Company COBRA Contribution which would have otherwise been paid to you had you remained employed. For the first six months of COBRA and until the period when you begin to receive Severance Pay, you must forward to the Company your entire COBRA premium as will be separately explained to you in the COBRA letter that you will receive. After your Severance Pay starts, you authorize the deduction of the portion for which you are responsible from your Severance Pay.

(c)          Continued SERP Participation. You will be continued to be deemed an Employee and Participant, under the UNIFIRST CORPORATION UNFUNDED SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (the "SERP") for the Severance Pay Period, and your Final Average Earnings as defined in the SERP shall be $233,129.00 gross. In accordance with Section 3.5 of the SERP the Retirement Committee agrees to waive the provision regarding forfeiture of payments because of your Separation from Service prior to Normal Retirement Date, as those terms are defined in the SERP. It is agreed and understood that you cannot be removed from participation in the SERP by the Company through any decision of the Retirement Committee or Board of Directors or otherwise or in the event that the SERP is discontinued or amended in whole or in part. Payments to you under the SERP, in the form as described in Section 3.4 (a) of the SERP and based on the formula of Section 3.2(a) of the SERP, shall commence on your Normal Retirement Date of June 3, 2011, without delay under section 3.10 of the SERP as your employment will have terminated prior to the six-month deferral period required by IRS Code Section 409A(a)(2)(B).

(d)    Death Benefits. In the event of your death prior to the conclusion of the Severance Pay Period: (i) the payments under Section 2(a) shall be continued for the remainder of the Severance Pay Period made payable to the person or persons named by the Executor of your estate as appointed by the court in which your will has been filed for probate; (ii) if you predecease your wife, the coverage under Section 2(b) will continue for the benefit of your wife for the remainder of the COBRA period and in accordance with COBRA.

3.	Stock Options

All options that you hold to purchase shares of the Company's common stock pursuant to the Company's Stock Option Plan or any predecessor plan that are not vested as of your Termination Date shall lapse on that date and will not be exercisable. You acknowledge that the following summarizes all vested options that have not been exercised as of the date of this Agreement and that shall remain exercisable by you as of the Termination Date:

Grant Date	Option	Vested	Grant Price
8/31/99	1,100.00	1,100.00	$15.125 per share
11/03/2000	1,100.00	1,100.00	$10.625 per share
10/31/01	1,100.00	1,100.00	$17.55 per share

The exercise of any such stock options shall be subject to the terms of the Company's Stock Option Plan, including, without limitation, the ninety-day time limit to exercise vested options following termination. This Section 3 is not intended to modify in any respect the rights to which you would otherwise be entitled if you were not to agree to this Agreement or the terms governing stock options. The above summary is set forth solely to confirm certain information concerning stock options.

4.	Tax Treatment

The Company shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith determines that it is required to make such deductions, withholdings and tax reports, including pursuant to your instructions in a W-4 issued by you to the Company for that purpose. Payments under this Agreement shall be in amounts net of any such deductions or withholdings to the extent instructed by you or required by law. If the parties determine that any payment or payments hereunder violate IRC Section 409A the parties agree to and will work together in good faith to make whatever adjustments to this Agreement are necessary to bring this Agreement into compliance with said IRC Section 409A.

5.	Return of Property

You agree to return to the Company by the Termination Date all Company property in your possession, including without limitation, any computer equipment, software, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of any computerized data or software) containing information concerning the Company, its business or its business relationships (in the latter two cases, actual or prospective). You also commit to deleting and finally purging any duplicates of files or documents that may contain Company information from any computer or other device that remains your property after the Termination Date. In the event that you discover that you continue to retain any such property, you shall return it to the Company immediately.

6.	Confidential Information

You understand and agree that you have been employed in a position of confidence and trust and have had access to information concerning the Company that the Company treats as confidential and which the Company believes that disclosure of which could negatively affect the Company's interests ("Confidential Information"). Confidential Information includes, without limitation, confidential financial information; business forecasts; inventions; improvements and other intellectual property; trade secrets; know-how; designs, processes or formulae; confidential software; marketing or sales information or plans; customer lists; and business plans, prospects and opportunities. You agree that you shall not use or disclose any Confidential Information at any time without the written consent of the Company.

The term "Confidential Information" as used herein shall not include any information which: (a) was wholly and independently developed by you without the use of any Confidential Information from the Company and outside of the scope of your responsibilities to the Company and without using any of the Company's resources; (b) is or has become generally available to the public without breach of this Agreement by you or some person or entity acting on your behalf; (c) is within the public domain at the time of disclosure or thereafter comes within the public domain without any breach of this Agreement by you or some person or entity acting on your behalf, (d) is approved for release by written authorization by the Company, but only to the extent of and subject to such conditions as may be imposed in such written authorization; (e) is disclosed without restriction to you by a third party having a bone fide right to disclose without breach of this Agreement by you or some person or entity acting on your behalf, or; (f) is disclosed in response to a valid order of a court or other government body in the United States or any political subdivision thereof, but only to the extent and for the purposes of such order; provided, however, that you shall first immediately upon receipt of such order notify the Company of the order and permit the Company to seek an appropriate protective order.

7.	Noncompetition and Nonsolicitation

During the period from the Effective Date of this Agreement until the conclusion of the Severance Pay Period, you shall not, directly or indirectly, (a) whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, participate, assist, or invest in any business conducted anywhere in the United States that is competitive with any field of business in which the Company was engaged or was planning to engage as of the Termination Date ("Company Business"); (b) employ, attempt to employ, recruit or otherwise solicit, induce or influence any person to leave employment with the Company; or (c) solicit or encourage any customer or supplier to terminate or otherwise modify adversely its business relationship with the Company. Notwithstanding the foregoing, you may own up to one percent of the outstanding common stock of a publicly held corporation that is engaged in a Company Business. You understand that the restrictions set forth in this Section 7 are intended to protect the Company's interest in its Confidential Information and established employee, customer and supplier relationships and goodwill. You agree that such restrictions are reasonable and appropriate for this purpose.

8.	No Rehire

You acknowledge that you are ineligible for rehire by the Company or for hire by any of the Company's affiliated or related entities. You agree that you shall not knowingly apply for or otherwise seek or accept employment or serve or seek to serve as a consultant or independent contractor at any time with the Company or any of the Company's affiliated or related entities.

9.	Release of Claims

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree that:

(a)                Employee Release. In consideration for, among other terms, the payments and benefits described in Section 2, to which you acknowledge you would otherwise not be entitled, you voluntarily release and forever discharge the Company, its affiliated and related entities, its and their respective predecessors, successors and assigns, its and their respective employee benefit plans and fiduciaries of such plans, and the current and former officers, directors, shareholders, employees, attorneys, accountants and agents of each of the foregoing in their official and personal capacities (collectively referred to as the "Releasees") generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown ("Claims") that, as of the date when you sign this Agreement, you have, ever had, now claim to have or ever claimed to have had against any or all of the Releasees. This release includes, without limitation, all Claims:

•	relating to your employment by and termination of employment with the Company;
•	of wrongful discharge;
•	of breach of contract;
•

of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, and Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964);

•	under any other federal or state statute;
•	of defamation or other torts;
•	of violation of public policy;
•	for wages, bonuses, incentive compensation, vacation pay or any other compensation or benefits; and
•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney's fees;

provided, however, that this release shall not in any way affect your vested rights under the Company's Section 401(k) plan as having been employed for all of the 2006 calendar year or your rights under this Agreement (including but not limited to your rights to payment under Sections 2(a) and 17 (b) hereunder) or with respect to vested stock options per Section 3 of this Agreement.

As a material inducement to the Company to enter into this Agreement, you represent that you have not assigned to any third party and you have not filed with any agency or court any Claim released by this Agreement.

(b)             Employer Release. The Company hereby fully, forever, irrevocably, and unconditionally releases, remises, discharges, and forgives you, your executors and heirs and assigns from any and all claims, charges, complaints, demands, actions, causes of action, suits, torts, debts, sums of money, costs, accounts, reckonings, covenants, contracts, rights to equity in the Company, defamation, slander, libel, agreements, promises, doings, omissions, damages, executions, obligations, liabilities and expenses (including attorneys' fees and costs), of every kind and nature (known or unknown) which UniFirst may have or had against you from the beginning of the world to the date of these presents without exception.

Both the Company and you agree that each, respectively, will not seek damages of any nature, or other equitable or legal remedies, attorney's fees, or costs from the other with respect to any Claim released by this Agreement.

10.	Confidentiality

You agree to keep the existence and terms of this Agreement ("Agreement-Related Information") in the strictest confidence and not reveal, unless legally compelled to do so, any Agreement-Related Information to any persons except your attorney and financial advisors, and to them only provided that they first agree for the benefit of the Company to keep Agreement Related Information confidential. You may reveal Agreement-Related Information to your spouse if she first agrees to keep Agreement-Related Information confidential. Nothing in this Section 10 shall be construed to prevent you from disclosing Agreement-Related Information to the extent required by a lawfully issued subpoena or duly issued court order or warrant; provided that you provide the Company with reasonable advance written notice and a reasonable opportunity to contest such subpoena or court order or warrant.

11.	Nondisparagement

You agree not to make any disparaging statements concerning the Company or any of its affiliates or current or former officers, directors, shareholders, employees or agents. You further agree not to take any actions or conduct yourself in any way that would reasonably be expected to affect adversely the reputation or goodwill of the Company or any of its affiliates or any of its current or former officers, directors, shareholders, employees or agents. You further agree that you shall not voluntarily provide information to or otherwise cooperate with any individual or entity that you know is contemplating or pursuing litigation against any of the Releasees or that is undertaking any investigation or review of any of the Releasees' activities or practices; provided, however, that you may participate in or otherwise assist in any investigation or inquiry conducted by the EEOC or the MCAD.

The Company agrees to instruct the following employees and/or directors not to make any disparaging statements concerning you: Ronald D. Croatti. Cynthia Croatti, Donald J. Evans, Albert Cohen, Phillip L. Cohen, Anthony F. DiFillippo, Lawrence R. Pugh and Robert F. Collings. In making this instruction, the Company further agrees to further instruct these individuals employees listed above not to take any actions or conduct themselves in any way that would reasonably be expected to affect adversely your reputation. You agree that the Company's sole obligation and liability with respect to this provision is to make the instructions in good faith, seek to enforce them reasonably, and do nothing in bad faith to encourage or otherwise permit any violation of the terms of the instructions set forth herein. Moreover, and not subject to the prior limitation, the Company will not make any disparaging statements concerning you in any formal communication under the Company's letterhead, press release, website, blog or otherwise identifying the communication as originating from the Company.

12.	Communications Concerning Your Separation

If asked about the circumstances of your separation of employment with the Company, you may state that you resigned following a disagreement over the future vision of the Company's sales and marketing initiatives, and you shall not make any further comment about your employment separation; provided that this shall not prohibit you from testifying truthfully and in more detail in any legal proceeding, providing truthful information in response to a request from a governmental agency, or providing truthful information in response to a request for information in connection with your application for employment with another employer.

Additionally, by no later than January 16, 2007 the parties will work in good faith and develop a mutually acceptable recommendation letter which you may use in your continued career reflecting your positive prior service to the Company.

13.	Information Concerning Actual, Potential or Alleged Financial Irregularities

You represent that you are not aware of any actual, potential or alleged financial irregularities concerning the Company.

14.	Transitional Services

You agree to cooperate with the Company by consulting with the Company and responding to questions directed to you by the Company during the Severance Pay Period, that are reasonably related to your duties and responsibilities while employed by the Company; provided that the Company shall not require you to provide any such services to an extent that would unreasonably interfere with your search for employment or with any subsequent employment. In addition, the Company shall not require you to perform services pursuant to this Section 14 for more than ten (10) hours per week, the first five (5) of which shall be without additional charge and the second five (5) of which shall be paid at the rate of Two Hundred Dollars ($200.00) per hour plus reasonable expenses paid along with your Severance Pay for the pay period following your submission of monthly invoices for paid time accrued in the prior month ("Paid Transitional Services").

15.	Future Cooperation

You agree to cooperate reasonably with the Company and all of its affiliates (including its and their outside counsel) in connection with the contemplation, prosecution and defense of all phases of existing, past and future litigation about which the Company believes you may have knowledge or information ("Litigation-Related Services"). You further agree to make yourself available at mutually convenient times during and outside of regular business hours as reasonably deemed necessary by the Company's counsel. The Company shall not utilize this Section 15 to require you to make yourself available to an extent that would unreasonably interfere with full-time employment responsibilities that you may have. You agree to appear without the necessity of a subpoena to testify truthfully in any legal proceedings in which the Company calls you as a witness. The Company shall also reimburse you for any pre-approved reasonable business travel expenses that you incur on the Company's behalf as a result of your litigation cooperation services, after receipt of appropriate documentation consistent with the Company's business expense reimbursement policy. In addition, for all time that you reasonably expend in cooperating with the Company or any of its affiliates pursuant to this Section 15 the Company shall compensate you at the rate of Two Hundred Dollars ($200.00) per hour in addition to any Severance Pay you may be receiving; provided that your right to such compensation shall not apply to time spent in activities that could have been compelled pursuant to a subpoena, including testimony and related attendance at depositions, hearings or trials. Amounts due for these Litigation-Related Services shall be paid to you following your submission of monthly invoices for paid time accrued in the prior month. You further agree that you shall not voluntarily provide information to or otherwise cooperate with any individual or entity that is contemplating or pursuing litigation against any of the Releasees or that is undertaking any investigation or review of any of the Releasees' activities or practices; provided, however, that you may participate in or otherwise assist in any investigation or inquiry conducted by the EEOC or the MCAD. Notwithstanding the foregoing, this provision shall not apply to the extent that your breach of this Agreement consists of initiating a legal action in which you contend that the release set forth in Section 9 is invalid, in whole or in part, due to the provisions of 29 U.S.C. §626(f).

16.	Suspension or Termination of Payments

In the event that you violate Section 9 of this Agreement by initiating litigation or any proceeding against the Company for any of the released claims, in addition to any other legal or equitable remedies it may have for such breach, the Company shall have the right to terminate or suspend its payments to you under this Agreement. The termination or suspension of such payments in event of such breach by you will not affect your continuing obligations under the Agreement. Notwithstanding the foregoing, this provision shall not apply to the extent that your breach of this Agreement consists of initiating a legal action in which you contend that the release set forth in Section 9 is invalid, in whole or in part, due to the provisions of 29 U.S.C. §626(f).

17.	Legal Representation in the Drafting and Negotiation of this Agreement

(a)              Each Side Has Been Represented. This Agreement is a legally binding document and your signature will commit you to its terms. You acknowledge that you have been advised to discuss all aspects of this Agreement with your attorney, that you have in fact retained a personal attorney who has reviewed this Agreement and represented you concerning it, that you have carefully read and fully understand all of the provisions of this Agreement and that you are voluntarily entering into this Agreement.

(b)              Cost. The Company will pay its attorneys fees and expenses with respect to the drafting and negotiation of this Agreement. The Company will reimburse you for your attorneys' fees with respect to the drafting and negotiation of this Agreement upon the Effective Date of this Agreement, in the agreed-upon amount of $28,506.25. The Company acknowledges and confirms that it will not seek to limit or diminish the amount of this reimbursement in any way, or to delay its payment for any reason.

18.	Absence of Reliance

In signing this Agreement, you are not relying upon any promises or representations made by anyone at or on behalf of the Company.

19.	Enforceability

If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

20.	Waiver

No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving parry. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

21.	Enforcement

(a)              Jurisdiction. You and the Company hereby agree that the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts shall have the sole and exclusive jurisdiction to consider any matters related to this Agreement, including without limitation any claim for violation of this Agreement. With respect to any such court action, you (i) submit to the jurisdiction of such courts, (ii) consent to service of process, and (iii) waive any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction or venue.

(b)              Relief. You agree that it would be difficult to measure any harm caused to the Company that might result from any breach by you of your promises set forth in Sections 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 or 15, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, you agree that if you breach, or propose to breach, any portion of your obligations under Sections 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 or 15, the Company shall be entitled, in addition to all other remedies it may have, to an injunction or other appropriate equitable relief to restrain any such breach, without showing or proving any actual damage to the Company and without the necessity of posting a bond. In the event that the Company prevails in any action to enforce Sections 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 or 15, then you also shall be liable to the Company for reasonable attorney's fees and costs incurred by the Company in enforcing such provision(s).

22.	Governing Law; Interpretation

This Agreement shall be interpreted and enforced under the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles. In the event of any dispute, this Agreement is intended by the parties to be construed as a whole, to be interpreted in accordance with its fair meaning, and not to be construed strictly for or against either you or the Company or the "drafter" of all or any portion of this Agreement.

23.	Entire Agreement

This Agreement constitutes the entire agreement between you and the Company. This Agreement supersedes any previous agreements or understandings between you and the Company, except agreements under the Company's Stock Option Plan, which remain in full force and effect.

24.	Time for Consideration; Effective Date

You have the opportunity to consider this Agreement for twenty-one (21) days before signing it. To accept this Agreement, you must return a signed original of this Agreement so that it is received by the undersigned at or before the expiration of this twenty-one (21) day period. If you sign this Agreement within less than twenty-one (21) days of the date of its delivery to you, you acknowledge by signing this Agreement that such decision was entirely voluntary and that you had the opportunity to consider this Agreement for the entire twenty-one (21) day period. For the period of seven (7) days from the date when this Agreement becomes fully executed, you have the right to revoke this Agreement by written notice to the undersigned. For such a revocation to be effective, it must be delivered so that it is received by the undersigned at or before the expiration of the seven (7) day revocation period. This Agreement shall not become effective or enforceable during the revocation period. This Agreement shall become effective on the first business day following the expiration of the revocation period (the "Effective Date").

25.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original, but all of which together shall constitute one and the same document.

26.	Successors and Assigns

This Agreement shall be binding upon the Company and its successors and assigns, and shall inure to you, your spouse, estate, executors, heirs, legal representatives, successors and assigns. If the Company is merged into or consolidated with another corporation and the Company is not the surviving corporation, or if substantially all of the assets of the Company are acquired by any other corporation, or in the event of any other similar reorganization involving the Company, the Company shall cause the acquiring corporation to assume the obligations of the Company contained under this Agreement.

27.	Corporate Authority

The Company represents and warrants that the undersigned has authority to enter into this Agreement.

28.	Indemnification

The Company will indemnify, defend and hold you harmless for any threatened or actual claims or actions concerning any past acts or omissions, and/or future acts or omissions pursuant to this Agreement, to the greatest extent allowed by law and the governing documents of the Company, including but not limited to the Company's Articles of Organization and By-Laws.

29.	Notices

All notices given under this Agreement shall be in writing and shall be addressed to the parties at their respective addresses set forth below:

If to the Company: ATTN: Ronald D. Croatti, President, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887, with a copy to Bradford J. Smith, Goodwin Procter, LLP, 53 State Street, Exchange Place, Boston, MA 02109.

If to You: Dennis Assad, 503 Main Street, Unit 2, Amesbury, MA 01913, with a copy to Susan Friery, Esq., Kreindler & Kreindler, 100 Park Avenue, New York, NY 10017.

Whenever, by the terms of this Agreement, notice, demand or other communication shall or may be given to either party, the same shall be in writing and shall be addressed to the other party at its address first set forth above, or to such other address or addresses as shall from time to time be designated by written notice by either party to the other in accordance with this Section. All notices shall be sent by registered or certified mail, return receipt requested, or by Federal Express or other comparable courier providing proof of delivery, and shall be deemed duly given on the date it is received.

Please indicate your agreement to the terms of this Agreement by signing and returning to me the original of this letter within the time period set forth above.

Very truly yours,

UNIFIRST CORPORATION

By:	/s/ Ronald D. Croatti	January 5, 2007
	Ronald D. Croatti, Chairman of Board, President, Chief Executive Officer and Authorized Agent	Date

UNIFIRST CORPORATION RETIREMENT COMMITTEE (SECTION 2(C), ABOVE):

By:	/s/ Ronald D. Croatti	January 5, 2007
	Ronald D. Croatti, Chairman of the Retirement Committee and its Authorized Agent	Date

You are advised to consult with an attorney before signing this Agreement. The foregoing is agreed to and accepted by:

/s/ Dennis Assad	January 5, 2007
Dennis Assad	Date